

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Jennifer Y. Hyman
Chief Executive Officer
Rent the Runway, Inc.
10 Jay Street
Brooklyn, New York 11201

> **Re: Rent the Runway, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 10, 2021**
> **CIK No. 0001468327**

Dear Ms. Hyman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Key Factors Affecting Our Performance
Subscriber Cohorts, page 87

1. In the second paragraph on page 87, you discuss your contribution margins in fiscal year 2019 and the first half of fiscal year 2021. Please revise to also discuss your contribution margins for fiscal year 2020.

Brands and Products
Product ROI, page 88

2.   We note the graphic presented includes factors for fiscal year 2019. Please revise to
        include comparable factors for fiscal year 2020, and those for any subsequently presented
        interim period presented in your financial statements.

Business
The Magic of Rent the Runway, page 132

3.   Please disclose how you define "lifetime retail value" as it is used in your customer case
        studies on pages 132-135. Clearly disclose how it is different from "customer lifetime
        value."

Benefits for Brands, page 137

4.   Please disclose how you define "Total Lifetime UTE" as it is used on page 140, and
        discuss how you use the metric.

        You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please
contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797 with any other
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Marc D. Jaffe, Esq.